Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 25, 2009, except with respect to our opinion on the financial statements insofar as it relates to the discontinued operations discussed in Note 1 and the change in accounting for earnings per share discussed in Note 23, as to which the date is August 11, 2009, relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in Berry Petroleum Company’s Current Report on Form 8-K dated August 11, 2009.  We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Denver, Colorado

December 15, 2009